                                 SCHEDULE 13D/A
                                 (Rule 13d-101)

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                    Under the Securities Exchange Act of 1934
                                 Amendment No. 5

                       Chicago Bridge & Iron Company N.V.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                   Common Stock, par value Euro 0.01 per share
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                    N19808109
--------------------------------------------------------------------------------
                                 (CUSIP Number)

 Thomas R. Denison - First Reserve Corporation, One Lafayette Place, Greenwich,
                            CT 06830, (203) 625-2520
--------------------------------------------------------------------------------
(Name, Address and Telephone Number of Person Authorized to Receive Notices and
                                Communications)

                                January 28, 2004
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box following box. [ ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

-------------------                                            -----------------
CUSIP No. N19808109           SCHEDULE 13D                     Page 2 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Reserve Corporation
     I.R.S. No.:  06-1210123
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF        8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0
          OWNED BY        ------------------------------------------------------
            EACH           9      SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     CO
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. N19808109           SCHEDULE 13D                     Page 3 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Reserve Fund VIII, L.P.
     I.R.S. No.:  06-1507364
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF        8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0
          OWNED BY        ------------------------------------------------------
            EACH           9      SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

-------------------                                            -----------------
CUSIP No. N19808109           SCHEDULE 13D                     Page 4 of 8 Pages
-------------------                                            -----------------

--------------------------------------------------------------------------------
 1   NAME OF REPORTING PERSON
     S.S. OR I.R.S. IDENTIFICATION NO. OF ABOVE PERSON

     First Reserve GP VIII, L.P.
     I.R.S. No.:  06-1507318
--------------------------------------------------------------------------------
 2   CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*                  (a)  [X]
                                                                        (b)  [ ]

--------------------------------------------------------------------------------
 3   SEC USE ONLY

--------------------------------------------------------------------------------
 4   SOURCE OF FUNDS*

     N/A

--------------------------------------------------------------------------------
 5   CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
     TO ITEMS 2(d) OR 2(e)                                                   [ ]

--------------------------------------------------------------------------------
 6   CITIZENSHIP OR PLACE OF ORGANIZATION

     Delaware
--------------------------------------------------------------------------------
                           7      SOLE VOTING POWER

                                  0
                          ------------------------------------------------------
          NUMBER OF        8      SHARED VOTING POWER
           SHARES
        BENEFICIALLY              0
          OWNED BY        ------------------------------------------------------
            EACH           9      SOLE DISPOSITIVE POWER
          REPORTING
           PERSON                 0
            WITH          ------------------------------------------------------
                          10     SHARED DISPOSITIVE POWER

                                  0
--------------------------------------------------------------------------------
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

     0
--------------------------------------------------------------------------------
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*  [ ]

--------------------------------------------------------------------------------
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 11

     0%
--------------------------------------------------------------------------------
14   TYPE OF REPORTING PERSON*

     PN
--------------------------------------------------------------------------------

                      *SEE INSTRUCTIONS BEFORE FILLING OUT!
          INCLUDE BOTH SIDES OF THE COVER PAGE, RESPONSES TO ITEMS 1-7
      (INCLUDING EXHIBITS) OF THE SCHEDULE, AND THE SIGNATURE ATTESTATION.

         This Amendment No. 5 to the statement on Schedule 13D originally filed on January 8, 2001, as amended on February 8, 2001, July 2, 2003, July 10, 2003 and October 9, 2003 (the "Statement"), is filed by First Reserve Fund VIII, L.P. ("Fund VIII"), First Reserve GP VIII, L.P. ("GP VIII"), and First Reserve Corporation ("First Reserve," and together with Fund VIII and GP VIII, the "Reporting Persons") and relates to the Common Stock, par value Euro 0.01 per share (the "Common Stock"), of Chicago Bridge & Iron Company N.V., a Company organized under the laws of the Netherlands (the "Issuer" or "CB&I"). That
Schedule 13D is hereby amended as set forth below.

ITEM 2. IDENTITY AND BACKGROUND.

The first paragraph of Item 2 is hereby deleted in its entirety and replaced with the following:

This Statement was filed jointly by the Reporting Persons to report the acquisition by Fund VIII of Common Stock and warrants to purchase Common Stock on December 28, 2000 and is being amended jointly by the Reporting Persons to report the disposition of all remaining shares of Common Stock held directly or indirectly by the Reporting Persons on January 28, 2004. As reported previously, First Reserve is the general partner of GP VIII, which is the general partner of Fund VIII.

ITEM 4. PURPOSE OF TRANSACTION.

The text of Item 4 of the Statement is hereby amended and supplemented by adding the following:

On January 22, 2004, Fund VIII and CB&I entered into an underwriting agreement (the "Underwriting Agreement") with Credit Suisse First Boston LLC (the "Underwriter") providing for the sale by Fund VIII of 6,097,145 shares of Common Stock (the "Offered Securities") to the Underwriter at a price of $28.65. The Underwriter resold the Offered Securities to the public pursuant to a registration statement on Form S-3 at a price of $28.90 per share. The transaction closed on January 28, 2004.

The registration statement relating to the Offered Securities has been filed with the Securities and Exchange Commission and has been declared effective. This Amendment Number 5 to Schedule 13D shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of the Offered Securities in any state in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of such state. The offering is being made only by means of a prospectus. A written prospectus meeting the requirements of Section 10 of the Securities Act of 1933 may be obtained from Credit Suisse First Boston Corporation at Eleven Madison Avenue, Prospectus Department, New York, New York, 10010-3629.

ITEM 5. INTEREST IN SECURITIES OF THE ISSUER.

Item 5 is hereby deleted in its entirety and replaced with the following:

(a)-(c) On January 28, 2004, the Reporting Persons sold an aggregate of 6,097,145 shares of Common Stock (the "Offered Securities") to the Underwriter at a price of $28.65 per share. The Underwriter resold the Offered Securities to the public pursuant to a registration statement on Form S-3 at a price of $28.90 per share. Accordingly, effective January 28, 2004, none of the Reporting Persons beneficially owns any Common Stock. Except for the sale of the Offered Securities, none of the Reporting Persons have engaged in any transactions in Common Stock in the past 60 days.

(d) Not applicable.

(e) January 28, 2004.

ITEM 6. CONTRACTS, ARRANGEMENTS OR UNDERSTANDING WITH RESPECT TO SECURITIES OF THE ISSUER.

Item 6 is hereby amended by adding the following:

On January 16, 2004, Mr. Ben Guill, the President of First Reserve, who is also a member of the supervisory board of the Issuer, in connection with the offering of the Offered Securities, agreed that from January 22, 2004 until the date that is 45 days after the date of the public offering not to offer, sell, contract to sell, pledge or otherwise dispose of, directly or indirectly, any shares of Common Stock or securities convertible into or exchangeable or exercisable for any shares of Common Stock, enter into a transaction which would have the same effect, or enter into any swap, hedge or other arrangement that transfers, in whole or in part, any of the economic consequences of ownership of Common Stock, whether any such aforementioned transaction is to be settled by delivery of Common Stock or such other securities, in cash or otherwise, or publicly disclose the intention to make any such offer, sale, pledge or disposition, or to enter into any such transaction, swap, hedge or other arrangement, without, in each case, the prior written consent of the Underwriter and not to make, during such period, any demand for or exercise any right with respect to, the registration of any Common Stock or any security convertible into or exercisable or exchangeable for Common Stock. The foregoing description of such agreement is qualified in its entirety by reference to the text of such agreement, which is filed as an exhibit to this Statement and is incorporated by reference herein.

On January 22, 2004, Fund VIII entered into the Underwriting Agreement relating to the sale of the Offered Securities to the Underwriter at a price of $28.65 per share. The Underwriting Agreement is filed as an exhibit to this Statement and is incorporated by reference herein. See also Item 4.

ITEM 7. MATERIAL TO BE FILED AS EXHIBITS.

The following items are hereby added to the documents filed as Exhibits:

Exhibit N   Letter Agreement, dated as of January 16, 2004, by Mr. Ben Guill for the benefit of Chicago Bridge & Iron Company N.V., Credit Suisse
            First Boston LLC and Banc of America Securities LLC

Exhibit O   Underwriting Agreement dated as of January 22, 2004 among First
            Reserve Fund VIII, L.P., Chicago Bridge & Iron Company N.V. and
            Credit Suisse First Boston LLC

                                    SIGNATURE

         After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

       Dated: January 30, 2004

                                        FIRST RESERVE FUND VIII, L.P.

                                        By: First Reserve GP VIII, L.P.,
                                            General Partner
                                            By: First Reserve Corporation,
                                                General Partner

                                            By: /s/ Thomas R. Denison
                                                --------------------------
                                            Name:  Thomas R. Denison
                                            Title: Managing Director

                                        FIRST RESERVE GP VIII, L.P.

                                        By: First Reserve Corporation,
                                            General Partner

                                            By: /s/ Thomas R. Denison
                                                --------------------------
                                                Name:  Thomas R. Denison
                                                Title: Managing Director

                                        FIRST RESERVE CORPORATION

                                        By: /s/ Thomas R. Denison
                                            ------------------------------
                                            Name: Thomas R. Denison
                                            Title: Managing Director

                                INDEX TO EXHIBITS

EXHIBIT
NUMBER                             DESCRIPTION
                                   -----------
Exhibit N   Letter Agreement, dated as of January 16, 2004, by Mr. Ben Guill for the benefit of Chicago Bridge & Iron Company N.V., Credit Suisse
            First Boston LLC and Banc of America Securities LLC

Exhibit O   Underwriting Agreement dated as of January 22, 2004 among First
            Reserve Fund VIII, L.P., Chicago Bridge & Iron Company, N.V. and
            Credit Suisse First Boston LLC